UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

Cadiz Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

127537207

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

5429736.1

CUSIP No. 127537207	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altima Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 768,454
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 768,454
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* PN

CUSIP No. 127537207	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Donegan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 768,454
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 768,454
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 127537207	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dominic Robert Redfern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 768,454
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 768,454
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 768,454
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* IN

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is filed with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Cadiz Inc., a corporation organized under the laws of the State of Delaware (the “Company”), to amend the Schedule 13G filed on July 17, 2009 (as amended by this Amendment No. 1, the “Schedule 13G”), in accordance with the annual amendment requirements. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 2(b):	Address of Principal Business Office or, if None, Residence:

Item 2(b) of the Schedule 13G is hereby amended and restated as follows:

The address of the principal business office of Altima Partners, Mr. Donegan and Mr. Redfern is 23 Savile Row, 6th Floor, London, W1S 2ET, United Kingdom.

Item 4:	Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

A.	Altima Partners

(a)  Amount beneficially owned: 768,454. This amount consists of (i) 720,454 shares of Common Stock and (ii) 48,000 shares of Common Stock which would be received upon exercise of 48,000 warrants convertible into Common Stock (the “Warrants”).

(b)  Percent of class: 5.8%. The percentages used herein and in the rest of this Amendment No. 1 are calculated based upon a total of 13,331,188 shares of Common Stock outstanding, which consists of (i) 13,283,188 shares of Common Stock issued and outstanding as of October 30, 2009, as reflected in the Company's Form 10-Q for the quarterly period ended September 30, 2009 and (ii) 48,000 shares of Common Stock issuable upon exercise of the Warrants.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 768,454
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 768,454

B.	Mr. Donegan

(a)  Amount beneficially owned: 768,454. This amount consists of (i) 720,454 shares of Common Stock and (ii) 48,000 shares of Common Stock which would be received upon exercise of the Warrants.

(b)	Percent of class: 5.8%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 768,454
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 768,454

C.	Mr. Redfern

(a)  Amount beneficially owned: 768,454. This amount consists of (i) 720,454 shares of Common Stock and (ii) 48,000 shares of Common Stock which would be received upon exercise of the Warrants.

(b)	Percent of class: 5.8%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 768,454
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 768,454

Item 10:	Certification:

Each Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 10, 2010

ALTIMA PARTNERS LLP

By:	/s/ Malcolm Goddard
Name: Malcolm Goddard
Title:	Partner

/s/ Mark Donegan

Mark Donegan

/s/ Dominic Robert Redfern

Dominic Robert Redfern